777 South Flagler Drive
Suite 1700 West Tower
West Palm Beach, FL 33401

561.835.9600 561.835.9602

www.foxrothschild.com

July 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: Eddie Kim and Lilyanna Peyser

Re:	Limitless X Holdings, Inc.
Amendment No. 4 to Preliminary Offering Circular on Form 1-A
File No. 024-12574

Dear Mr. Kim and Ms. Peyser:

On behalf of Limitless X Holdings, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated July 17, 2025 with respect to the Offering Circular on Amendment No.4 to Form 1-A submitted to the SEC by Limitless X Holdings Inc. (the “Company”,) on July 11, 2025 and as amended and re-filed in accordance with this Response, (the “Offering Circular”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this Response for convenience.

Concurrently with the delivery of this Response, the Company respectfully advises the Staff that it publicly filed via EDGAR the revised and amended Offering Circular on Amendment No. 5 to Form 1-A reflecting the changes made in response to the Staff’s comments on the Offering Circular.

Staff Comments and Company Responses

Amendment No. 4 to Offering Statement on Form 1-A

The Offering, page 61

1. We note the following disclosure: “As of July 1, 2025, a total of 145,000 shares of Series D Preferred Stock are issued and outstanding.” We also note your disclosure under Item 1 in Part I of the offering statement stating that there are 385,214 Series D Preferred outstanding. Please clarify the discrepancies, or advise.

Response

The Company has revised its disclosure relating to the issued and outstanding shares of Series D Preferred Stock. As of July 1, 2025, the Company had 405, 214 shares of Series D preferred stock issued and outstanding. The Company also updated the disclosure in Item 1 of the Offering Statement relating to the number of shares of Series D preferred shares issued and outstanding as of March 31, 2025 (the most recent fiscal period contained in the Offering Circular) to 145,000.

On April 16, 2025, the Company issued an aggregate of 260,214 shares of Series D preferred stock to Jas Mathur and affiliated entities as consideration for converting $6.5 million of debt into equity. As such, the total number of Series D shares issued and outstanding as of July 1, 2025, which includes this issuance, is 405,215 shares.

The Company respectfully requests the Staff’s assistance in completing the review of this Response at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this Response to the undersigned at (561) 804-4408.

Sincerely,

Laura Holm

Fox Rothschild LLP

Phillips Point, West Tower

777 S Flagler Dr #1700

West Palm Beach, FL 33401

Tel: 561.804.4408

Email: lholm@foxrothschild.com

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